NEWS RELEASE

EMX Royalty Provides an Update on Royalty Properties in Scandinavia and
Boreal Metals Equity Interest

Vancouver, British Columbia, December 13, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the“Company” or “EMX”) is pleased to congratulate Boreal Metals Corp. (“Boreal” or “BMX”) (TSX Venture: BMX) on obtaining an initial public listing and the commencement of trading on the TSX Venture Exchange as a Tier 2 issuer. EMX holds 9,205,882 common shares of BMX representing ~18.1% on an issued and outstanding basis, in addition to NSR royalty interests over Boreal’s four exploration projects in Scandinavia (the "Projects"). Boreal’s TSX Venture listing came after successfully raising over CAD $5,000,000 of capital via equity and private placement financings (see BMX news releases dated November 21, 2017).

Boreal is advancing the Projects acquired from EMX for an initial 19.9% equity ownership in BMX, uncapped 3% NSR royalty interests on each of the Projects1, annual advance royalty (“AAR”) payments, and other considerations (see EMX news release dated November 22, 2016 for the agreement details). The Projects acquired from EMX include the Gumsberg and Adak Projects in Sweden, and the Tynset and Burfjord Projects in Norway. The Gumsberg, Adak, and Tynset Projects host Volcanogenic Massive Sulfide (“VMS”) styles of polymetallic mineralization, whereas Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) mineralization. Boreal has been advancing the Projects with geologic mapping, geochemical sampling, and geophysical surveys, and recently announced the commencement of a 2,500 meter drill program at Gumsberg (see BMX news release dated December 1, 2017).

EMX commends Boreal on its TSX Venture listing and the successful raising of capital to advance the Projects. The Company looks forward to Boreal's further growth of shareholder value through the advancement of EMX's royalty properties.

The Boreal agreement is an excellent example of EMX's execution of the royalty generation aspect of the Company's business model. EMX leveraged in-country geologic and business development expertise to acquire prospective properties on open ground, build value through low cost work programs and targeting, and partner the Projects for retained royalty interests, AAR payments, and an equity interest in BMX. This business strategy has provided EMX with substantial share equity in Boreal, exposure to exploration upside at no additional cost, and the potential for future royalty payments upon the commencement of production.

After the sale of assets to Boreal, EMX has continued to build a new portfolio of precious metals, base metals, and cobalt properties in Scandinavia. These properties are available for partnership. Please seewww.emxroyalty.com for more information.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

1 Boreal retains a right to purchase 1% of the NSR royalty on individual Projects by paying EMX CAD $2,500,000 in cash and shares of BMX by February 14, 2022.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements”that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,”“intend,” “expect,”“anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.comand on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com